State of Delaware
Secretary of State
Division of Corporations
Delivered 11:37 AM 11/09/2017
FILED 11:37 AM 11/09/2017
SR 20177013218 - File Number 6609224

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the Corporation is 4Gen Technology Group, Inc.

2.   The Registered Office of the corporation in the State of Delaware is located at 919 North Market Street, Suite 950 (street), in the City of Wilmington , County of New Castle Zip Code 19801 . The name of the Registered Agent at such address upon whom process against this corporation may be served is InCorp Services, Inc.

3.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total amount of stock this corporation is authorized to issue is 1,000 shares (number of authorized shares) with a par value of $ 0.00 per share.

5.   The name and mailing address of the incorporator are as follows:

Name Ed Tsuji
Mailing Address 187 E. Warm Springs Rd., Suite B
Las Vegas, NV   Zip Code 89119



By: _____
                    Incorporator

Name: Ed Tsuji, Incorporator
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State of Delaware
Secretary of State
Division of Corporations
Delivered 04:15 PM 02/16/2018
FILED 04:15 PM 02/16/2018
SR 20181080113 - File Number 6609224

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
4Gen Technology Group, Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

4. The total amount of stock this corporation is authorized to issue is 10,000,000 shares (number of authorized shares) with a par value of $0.0001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day of February, 2018.

By: [signature]
Authorized Officer

Title: President

Name: Jacob Andrew Clifton
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